

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 24, 2017

Alexandru Curiliuc
President
Moveix Inc.
Strada Veronica Micle 15 bl.17 sc A et 1 apt 6
Suceava, Romania 720217

> **Re:** **Moveix Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 10, 2017**
> **File No. 333-214075**

Dear Mr. Curiliuc:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. Please provide updated financial statements pursuant to Rule 8-08 of Regulation S-X in your next amendment to Form S-1.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure